February 10, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Division of Corporation Finance

Re:	Willamette Valley Vineyards, Inc.
Form S-3 Registration Statement
Registration No 333-208715

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Willamette Valley Vineyards, Inc., an Oregon corporation (the “Company”), hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that the registration statement will become effective at 5:15 p.m. Eastern Daylight Time on February 11, 2016, or as soon thereafter as practicable.

In addition, we confirm the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert comments of the Commission or the staff and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Willamette Valley Vineyards, Inc. /s/ James W. Bernau James W. Bernau President and Chief Executive Officer